September 16, 2024

Brian Webb-Walsh
Chief Financial Officer
NCR Voyix Corp
864 Spring Street
Atlanta, GA 30308

        Re: NCR Voyix Corp
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-00395
Dear Brian Webb-Walsh:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Item 1C. Cybersecurity, page 26

1. We note that your information security program is under the responsibility of the Chief
       Information Officer (CIO). Please revise future filings to discuss the relevant expertise of the CIO as required by Item 106(c)(2)(i) of Regulation S-K.
 September 16, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Sebastian Gomez Abero at
202-551-3578 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Kelli Sterrett